

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 25, 2007

Mr. John C.S. Lau
President and Chief Executive Officer
Husky Energy Inc.
707-8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta, Canada T2P 3G7

> **Re:** **Husky Energy Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 23, 2007**
> **File No. 001-04307**

Dear Mr. Lau:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Upstream Operations, page 10

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves, page 29

1.   We note you have not complied with our prior comment 3 in our letter dated August 4, 2006 in your current Form 40-F. Please disclose future production

costs separate from future development costs as required by paragraph 30b of
SFAS 69, or explain to us why no revision is necessary.

In addition, please present separately changes in the standardized measure of
discounted future net cash flows resulting from changes in estimated development
costs to the extent this source of change is individually significant. Refer to
paragraph 33 of SFAS 69 for additional guidance.

Management's Discussion and Analysis

Controls and Procedures, page 44.

2.   We note you state that your executive officers evaluated the effectiveness of your
        disclosure controls and procedures and concluded on their effectiveness as of
        December 1, 2006. Please comply with General Instruction B(6) of Form 40-F
        which requires you to disclose the conclusions reached by your executive officers
        regarding the effectiveness of your disclosure controls and procedures as of the
        end of the period covered by your report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief